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Exhibit 99.2

News release

U.S. COURT CONFIRMS NORANDA SUBSIDIARIES' ACQUISITION OF
50% INTEREST IN BAUXITE AND ALUMINA ASSETS FROM KAISER

Toronto, Ontario, July 19, 2004 — Noranda Inc. and Century Aluminum Company ("Century") today announced that a U.S. bankruptcy court approved the May 17 agreement for their subsidiaries to buy the Gramercy alumina refinery in Louisiana and an interest in the St. Ann bauxite mine in Jamaica from Kaiser Aluminum & Chemical Corporation ("Kaiser") for US$23 million, subject to certain closing adjustments. Noranda and Century each own a 50% interest in Gramercy Alumina LLC and St. Ann Bauxite Limited.

"We are very pleased with the Court's decision and are eager to implement our business plan with our joint-venture partner," said Bill Brooks, President of Noranda's Aluminum business. "This transaction secures long-term supplies of raw materials for our New Madrid, Missouri primary aluminum reduction facility and provides us with the benefits of a fully-integrated aluminum business, from bauxite all the way through to value-added foil products. The transaction complements the continuing ramp-up of our recently-modernized aluminum foil business where we are achieving production records quarter after quarter."

Bauxite Mining Assets

Kaiser owns a 49% partnership interest in the bauxite mine ("Kaiser Jamaica Bauxite Co.") and the remaining 51% is owned by the Government of Jamaica. The mine supplies bauxite ore to the Gramercy facility.

Gramercy Refinery

The Gramercy refinery has the capacity to produce 1.25 million tonnes of alumina per year. Noranda and Century each purchase approximately 500,000 tonnes of alumina per year for their respective primary aluminum reduction plants in New Madrid and Hawesville, Kentucky.

The Gramercy refinery was extensively modernized between 2000 and 2002. The related St. Ann bauxite mining and processing operations in Jamaica began in 1967 and currently have a capacity of approximately four million tonnes per year.

Noranda operates an aluminum reduction smelter in New Madrid with a capacity of 250,000 tonnes annually. The smelter has procured substantially all of its alumina requirements from the Gramercy alumina refinery due to the Mississippi River location of the New Madrid smelter and the Gramercy refinery, which facilitates logistics and transportation.

Noranda Inc. is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. It employs 15,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD).

Century Aluminum Company owns 615,000 metric tons of annual primary aluminum capacity. The company owns and operates plants at Hawesville, KY, Ravenswood, WV and at Grundartangi, Iceland. It also owns a 49.67-percent interest in a plant at Mt. Holly, SC. Century's corporate offices are located in Monterey, CA.

Contact:

www.noranda.com

Denis Couture
Vice-President, Investor Relations, Communications and Public Affairs
Noranda Inc.
416-982-7020
denis.couture@toronto.norfalc.com

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U.S. COURT CONFIRMS NORANDA SUBSIDIARIES' ACQUISITION OF 50% INTEREST IN BAUXITE AND ALUMINA ASSETS FROM KAISER